SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 16, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on February 16, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	16 February 2011
ING posts 2010 underlying net profit of EUR 3,893 million
•	ING Group full-year underlying net profit rises fourfold to EUR 3,893 million from EUR 974 million in 2009
•	ING Group full-year 2010 net result EUR 3,220 million, or EUR 0.85 per share, including divestments and special items

•	Group 4Q10 underlying net profit of EUR 644 million vs. EUR 90 million in 4Q09 and EUR 1,032 million in 3Q10

•	4Q10 net result EUR 433 million, or EUR 0.11 per share, vs. net loss of EUR 712 million in 4Q09

•	ING will not pay a dividend over 2010 given the financial environment, regulatory requirements and priority to repay Dutch State
•	Bank continues strong performance with 4Q10 underlying profit before tax of EUR 1,479 million vs. EUR 163 million in 4Q09
•	Net interest margin increases to 1.47%, up 6 basis points, supported by healthy margins on savings and lending

•	Risk costs increase in 4Q10 after three quarters of decline to EUR 415 million, or 51 basis points of average risk-weighted assets

•	Cost/income ratio improves to 57.2% vs. 74.5% in 4Q09; full-year 2010 cost/income ratio of 56.0% vs. 68.7% in 2009

•	Core Tier 1 ratio rises to 9.6% from 9.0% at the end of 3Q10; EUR 5.9 billion core Tier 1 capital generated in 2010
•	Insurance 4Q10 operating result of EUR 438 million shows improvement vs. EUR 303 million in 4Q09
•	Investment spread rises to 93 bps vs. 83 bps in 4Q09 driven by the Netherlands and the US

•	Underlying result before tax EUR -690 million mainly due to EUR 975 million DAC write-down in US Closed Block Variable Annuity (VA)
•	Previously announced measures implemented to more closely align Insurance US reporting with US peers
•	DAC write-down of EUR 975 million in US Closed Block VA booked in 4Q10

•	EUR -0.7 billion equity impact from move towards fair-value accounting for reserves as of 1 Jan 2011 came in lower than expected

•	US Closed Block VA reserve adequacy reinforced as of 1 January 2011 with a significant buffer above the 50% confidence level
CHAIRMAN’S STATEMENT
“ING made good progress in 2010 as we prepare to create strong stand-alone companies for banking and insurance,” said Jan Hommen, CEO of ING Group. “Although the economic recovery remains fragile, and financial markets continue to be volatile, ING posted an underlying net profit of EUR 3,893 million in 2010, up from EUR 974 million a year earlier. The Bank made a strong recovery, boosting the return on IFRS equity to 13.1% and generating EUR 5.9 billion of core Tier 1 capital. Insurance is also showing early progress on its performance improvement programme, despite challenging market circumstances. The operational separation of the Bank and Insurer was completed at year-end, with arms-length agreements in place between the two businesses for all commercial cooperation and shared infrastructure. The focus for 2011 will be on preparing the Insurance company for two IPOs and working towards the repurchase of the remaining outstanding core Tier 1 securities from the Dutch State.”
“The Bank finished the year with another strong quarter, posting an underlying profit before tax of EUR 1,479 million, almost on par with the very strong third quarter, despite seasonally lower Financial Markets results and a small up-tick in loan loss provisions after three quarters of declines. The net interest margin increased further to 1.47%, supported by healthy margins on both savings and lending, although loan growth remains subdued in some segments. Expenses increased compared with a year earlier, when costs were flattered by substantial accrual releases across most business lines. Compared with the third quarter, expenses were up 3.2% and the cost/income ratio increased slightly to 57.2%, driven by higher marketing and IT costs to support the growth of the business, as well as higher contributions to deposit guarantee schemes.”
“Insurance continued to show progress towards its Ambition 2013 performance improvement objectives. Operating profit for Insurance was up 44.6% to EUR 438 million, supported by a continued improvement in the investment spread to 93 basis points, as well as higher fees driven by new sales and growth in assets under management. The underlying result before tax was impacted by the write-down of EUR 975 million of deferred acquisition costs as part of the measures announced in the third quarter to improve transparency and address the reserve adequacy of the closed block variable annuity business in the US.”
“The measures taken to address the US variable annuity block and the decision to bring the US reporting more into line with US peers should reduce earnings volatility from the US Closed Block VA going forward. The DAC balance for the closed block has been reduced substantially and reserve adequacy has been bolstered with a significant buffer above the 50% confidence level. As we prepare for our base case of two IPOs for Insurance, our priorities for 2011 will be the legal and operational separation within the Insurance business, and delivery on the performance improvement plans so we will be ready to move forward with the IPOs when market conditions are favourable.”

KEY FIGURES
Group

	4Q2010	4Q2009	Change	3Q2010	Change	FY2010	FY2009	Change

Profit and loss data (in EUR million)
Underlying result before tax	789	120	558%	1,512	-48%	5,343	1,159	361%
Underlying net result	644	90	616%	1,032	-38%	3,893	974	300%
Divestments and special items	-211	-801		-660		-675	-1,909
Net result	433	-712		371	17%	3,220	-935

Balance sheet data (end of period, in EUR billion)
Total assets				1,261	-2%	1,247	1,164	7%
Shareholders’ equity				42	-1%	42	34	23%

Capital ratios (end of period)
ING Group debt/equity ratio				11.7%		13.3%	12.4%
Bank core Tier 1 ratio				9.0%		9.6%	7.8%
Insurance IGD Solvency I ratio				261%		255%	251%

Share information
Net result per share (in EUR)1)	0.11	-0.33		0.10	10%	0.85	-0.44
Shareholders’ equity per share (end of period, in EUR)				11.23	-3%	10.99	8.95	22%
Shares outstanding in the market (average over the period, in million)				3,781	0%	3,781	2,103	80%

Other data (end of period)
Underlying return on equity based on IFRS-EU equity	6.1%	1.2%		9.8%		9.7%	4.2%
Employees (FTEs, end of period)				107,118	0%	107,106	105,757	1%

1	Result per share differs from IFRS-EU earnings per share in respect of attributions to the Core Tier 1 securities and for 2009 the recalculation of the number of outstanding shares due to the rights issue.
Banking operations

	4Q2010	4Q2009	Change	3Q2010	Change	FY2010	FY2009	Change

Profit and loss data (in EUR million)
Interest result	3,514	3,148	12%	3,415	3%	13,450	12,507	8%
Total underlying income	4,424	3,346	32%	4,319	2%	17,298	13,483	28%
Underlying operating expenses	2,530	2,494	1%	2,451	3%	9,685	9,263	5%
Underlying addition to loan loss provision	415	689	-40%	374	11%	1,751	2,859	-39%
Underlying result before tax	1,479	163	807%	1,494	-1%	5,862	1,361	331%

Key figures
Interest margin	1.47%	1.41%		1.41%		1.42%	1.32%
Underlying cost/income ratio	57.2%	74.5%		56.8%		56.0%	68.7%
Underlying risk costs in bp of average RWA	51	83		44		53	85
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				331	-3%	321	330	-3%
Underlying return on equity based on IFRS-EU equity	13.5%	2.9%		13.0%		13.1%	4.3%
Underlying return on equity based on 7.5% core Tier 11)	19.2%	3.5%		17.6%		17.6%	5.0%

1	Underlying, after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised).
Insurance operations

	4Q2010	4Q2009	Change	3Q2010	Change	FY2010	FY2009	Change

Margin analysis (in EUR million)
Investment margin	402	268	50%	383	5%	1,481	1,196	24%
Fees and premium-based revenues	1,270	1,102	15%	1,222	4%	4,903	4,362	12%
Technical margin	204	228	-11%	216	-6%	780	902	-14%
Income non-modelled life business	37	47	-21%	37	0%	136	123	11%

Life & ING IM operating income	1,912	1,645	16%	1,858	3%	7,300	6,583	11%

Administrative expenses	843	735	15%	807	4%	3,205	2,916	10%
DAC amortisation and trail commissions	513	430	19%	458	12%	1,833	1,654	11%

Life & ING IM operating expenses	1,356	1,165	16%	1,265	7%	5,038	4,570	10%

Life & ING IM operating result	556	480	16%	592	-6%	2,263	2,013	12%

Non-life operating result	69	68	1%	50	38%	235	314	-25%
Corporate line operating result	-188	-244		-169		-754	-893

Operating result	438	303	45%	473	-7%	1,743	1,434	22%

Non-operating items	-1,128	-346		-454		-2,263	-1,636

Underlying result before tax	-690	-43		18		-519	-202

Key figures
Administrative expenses / operating income (Life & ING IM)	44.1%	44.7%		43.4%		43.9%	44.3%
Life general account assets (end of period, in EUR billion)				167	-1%	165	143	15%
Investment margin / life general account assets1) (in bps)	93	83		87		93	83
ING IM Assets Management (end of period, in EUR billion)				378	2%	387	343	13%
Underlying return on equity based on IFRS-EU equity 2)	-9.5%	-3.0%		-0.8%		-1.8%	-0.9%

1	Four-quarter rolling average

2	Annualised underlying net result, adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group.
Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

CONSOLIDATED RESULTS
The operating environment continued to improve gradually during the fourth quarter, although the global economic recovery remained fragile and market volatility persisted. Nevertheless, ING Group’s results showed a strong improvement compared with the previous year. Underlying net profit was EUR 3,893 million for the full-year 2010, up from EUR 974 million a year earlier.
The Bank’s underlying result before tax was robust in the fourth quarter at EUR 1,479 million, a ninefold increase from the same quarter of last year. Insurance results were impacted by the previously announced EUR 975 million DAC write-down in the US, which resulted in an underlying loss before tax of EUR 690 million. However, operating profit was resilient at EUR 438 million, up 44.6% from the fourth quarter of 2009. The Group’s fourth-quarter underlying net result was EUR 644 million, compared with EUR 90 million in the fourth quarter of 2009 and EUR 1,032 million in the third quarter of 2010. Net profit for the fourth quarter was EUR 433 million.
UNDERLYING NET RESULT (in EUR million)
ING Bank’s net production of client balances was positive for the sixth straight quarter. Net production of funds entrusted was EUR 9.0 billion, of which EUR 8.5 billion was in Commercial Banking and related mainly to short-term deposits from asset managers and corporate treasuries. Retail Banking grew funds entrusted by EUR 0.5 billion. ING Direct generated EUR 3.4 billion of net inflow, which was offset by a net outflow of EUR 2.7 billion in Retail Netherlands, mainly reflecting outflows in deposits in the mid-corporate segment. The net production of residential mortgages, excluding currency impacts, was EUR 5.7 billion. Other lending showed net production of EUR 3.2 billion driven by strong growth in Structured Finance.
Insurance sales (APE) rose 7.0% from the fourth quarter of 2009 and increased 3.1% compared with the third quarter of 2010, excluding currency effects. Fourth-quarter APE was driven by strong sales in Asia/Pacific, the US and Latin America. Assets under management (AuM) at ING Investment Management rose 2.4%, or EUR 9.2 billion, to EUR 387 billion from the end of the third quarter, primarily on positive currency effects and EUR 2.9 billion of net inflows.
Banking
ING Bank posted another strong quarter with underlying profit before tax of EUR 1,479 million. This was almost on par with the strong third-quarter result of EUR 1,494 million and up significantly from the EUR 163 million profit in the fourth quarter of 2009, which was heavily impacted by market-related items. Interest results held up well and the interest margin increased to 1.47%. Lending volumes were up driven by mortgages and Structured Finance, while (mid-)corporate and SME lending remained subdued. Risk costs declined from the fourth quarter of 2009 but rose versus the third quarter of 2010. Market impacts diminished compared with both periods.
Total underlying income jumped 32.2% compared with the fourth quarter of 2009 and 2.4% versus the previous quarter. The strong year-on-year increase was fuelled by higher interest results and a marked improvement in investment and other income as impairments on debt securities and negative revaluations on real estate diminished significantly. Market-related impacts recorded in income were positive EUR 156 million, including a capital gain on the sale of an equity stake in Fubon Financial Holding, whereas market-related impacts totalled EUR -512 million in the fourth quarter of 2009 and EUR -27 million in the previous quarter.
Growth in client balances and a higher interest margin pushed the interest result up 11.6% from the fourth quarter of 2009. ING Bank’s total interest margin was 1.47% in the fourth quarter, up six basis points from both the fourth quarter of 2009 and the third quarter of 2010. Compared with the third quarter of 2010, the interest result rose 2.9%. Despite low demand for credit facilities in General Lending, margins in both the General Lending and Structured Finance portfolios held up well compared with the previous quarters of 2010. In the mid-corporate and SME segments, increased competition and moderate lending demand pushed margins somewhat lower than levels seen in the previous quarters, especially in the Benelux. Margins for mortgages and savings remained healthy across all business lines, with improvements at ING Direct and in Retail Benelux.
Underlying operating expenses rose 1.4% from the fourth quarter of 2009, which included a number of exceptional items. Excluding these items and currency effects of EUR 74 million, operating expenses rose 9.2% due to additional costs for the new deposit guarantee scheme in Belgium this quarter, higher marketing expenses to support the ING brand, the year-on-year increase in staff costs and increased IT project costs. Exceptional items in the fourth quarter of 2009 included a provision for the Dutch deposit guarantee scheme following the bankruptcy of DSB Bank, a downward accrual adjustment related to deferral of incentive compensation, and higher impairments on real estate development projects and foreclosed properties. Compared with the third quarter of 2010, expenses were up 3.2%. The cost/ income ratio improved to 57.2% versus 74.5% in the fourth quarter of 2009 but rose compared with 56.8% in the third quarter of 2010.

After three consecutive quarters of decline, risk costs increased by EUR 41 million from the third quarter of 2010 to EUR 415 million. The increase in Retail Netherlands was mainly due to a model update on the Dutch mortgage portfolio to reflect lower anticipated recovery rates. At ING Direct, risk costs rose due to the use of updated loss data in Germany and a EUR 21 million adjustment related to interest on modified loans in the US. Nevertheless, risk costs at ING Direct were substantially lower than a year ago, reflecting signs of stabilisation in the US housing market. Risk costs in the current quarter amounted to 51 basis points of average risk-weighted assets (RWA) compared with 83 basis points in the fourth quarter of 2009 and 44 basis points in the previous quarter. For the coming year, risk costs as a percentage of RWA are expected to be slightly below the level of 2010.
Retail Banking’s underlying result before tax more than tripled from the fourth quarter of 2009 to EUR 806 million. This strong improvement was driven by a 14.6% rise in the interest result, fuelled by higher margins on savings and mortgages and volume growth, especially in the Benelux, the US and Germany. Impairments at ING Direct US were lower than a year ago because delinquencies flattened in the US RMBS portfolio. Risk costs declined 27.3% from the fourth quarter of 2009, particularly in the US, supporting the quarterly results. These positive trends more than offset higher expenses related to investments in the business and increased marketing costs. Compared with the third quarter of 2010, profit before tax fell 20.0% due to higher expenses, particularly in Retail Benelux, and increased risk costs.
Retail Netherlands’ underlying result before tax was EUR 304 million, up from EUR 276 million in the fourth quarter of 2009 but down from EUR 377 million in the previous quarter. In the current quarter, income was strong due to higher margins on mortgages and savings, while expenses rose due to marketing campaigns and business investments. Risk costs remained elevated in the Netherlands, primarily due to a model update for mortgages reflecting lower anticipated recovery rates.
Retail Belgium reported an underlying result before tax of EUR 91 million, down from EUR 97 million in the same quarter of 2009 and EUR 140 million in the third quarter of 2010. Despite higher volumes, income was only slightly higher than in the fourth quarter of 2009. This could not compensate for a rise in expenses due to additional one-time costs for the new Belgian national deposit guarantee scheme.
ING Direct’s result improved to EUR 363 million from a loss of EUR 177 million in the fourth quarter of 2009. This strong quarterly performance relative to last year was mainly fuelled by lower impairments on the US investment portfolio, higher interest results and lower risk costs. The fourth-quarter results declined 11.9% from the third quarter of 2010, largely as a result of higher marketing expenses and risk costs in the fourth quarter.
Retail Banking Central Europe’s underlying profit before tax was EUR 39 million in the fourth quarter compared with EUR 34 million in the same period of 2009. A modest increase in income, partly due to favourable currency effects, and lower risk costs more than offset an increase in expenses. Profit in the third quarter of 2010 was EUR 44 million.
The underlying result before tax of Retail Asia doubled to EUR 10 million from the fourth quarter of 2009. This was due to higher income and declining risk costs, which together mitigated an increase in expenses due to additional pension provisions, higher staff costs and business growth. Profit was down significantly compared to EUR 36 million in the third quarter of 2010, as that quarter included EUR 18 million of dividends from the Bank of Beijing and a one-time EUR 11 million gain on the sale of an investment in India.
The underlying result before tax for Commercial Banking excluding ING Real Estate jumped 39.1% from the fourth quarter of 2009 to EUR 534 million, driven by higher income and lower risk costs. Income was up 19.7% on margin and volume increases in Structured Finance, as well as on income growth in the client-related Financial Markets business. Commission income rose on higher fees in Structured Finance, while other income improved primarily due to favourable valuation results on non-trading derivatives in Financial Markets. These positive commercial factors more then compensated for a 46.8% year-on-year increase in costs mainly resulting from currency effects, downward accrual adjustments related to deferral of incentive compensation in the fourth quarter of 2009 and market-related items. Excluding these impacts, operating expenses were up 16.7%. This was primarily due to investments in the business and higher staff costs. Costs rose sequentially by 5.1% versus the third quarter of 2010. Compared with the third quarter of 2010, the underlying result before tax declined 10.1%, largely due to seasonality in Financial Markets’ income.
ING Real Estate returned to profit in the fourth quarter, with an underlying result before tax of EUR 80 million. The Investment Management and Finance businesses, as well as ING’s own Investment Portfolio, each posted a quarterly profit and an improvement in results compared with last year, while the Development business narrowed its loss. In the fourth quarter, negative revaluations and impairments at ING Real Estate continued to decline and were EUR 56 million compared with EUR 406 million in the fourth quarter of 2009 and EUR 102 million in the previous quarter.
On 1 November 2010, ING closed the sale of its 50% stake in the ING Summit Industrial Fund LP, as well as the sale of ING Real Estate Canada, the manager of Summit. The sale of the other 50% stake, owned by the ING Industrial Fund, ING Group’s co-investor in Summit, closed in the same transaction. Results from Summit are now recorded under ‘net result from divested units’ and are excluded from the underlying results.
The Corporate Line Banking posted a positive underlying result before tax of EUR 59 million compared to losses of EUR 180 million in the fourth quarter of 2009 and EUR 84 million in the previous quarter. The main contributor to the quarterly profit was the EUR 189 million capital gain on the sale of an equity stake in

Fubon Financial Holding. This more than offset fair value changes on ING’s own senior and covered bonds which turned negative.
The net result of the Bank was EUR 1,009 million. This includes an net operating profit of EUR 7 million from the divested Summit units and EUR -154 million of special items after tax, mainly related to the merger of the Dutch retail activities, the transformation programme in Belgium, restructuring and IT decommissioning, as well as separation costs.
The underlying full-year return on equity for the Bank was 13.1% based on IFRS-EU equity. The full-year 2010 return on equity based on a 7.5% core Tier 1 ratio was 17.6%, exceeding the Ambition 2013 target of 13-15%.
Insurance
The operating result of ING Insurance was EUR 438 million, up 44.6% from the fourth quarter of 2009 but down 7.4% from the previous quarter. The investment margin and fees and premium-based revenues both grew compared with the fourth quarter of 2009 and the third quarter of 2010. However, administrative expenses rose, DAC amortization and trail commissions increased and the technical margin declined relative to both comparative periods. The underlying result before tax in the fourth quarter of 2010 was heavily impacted by a DAC write-down related to the reporting of the US Closed Block VA as a separate business line.
The operating result from Life Insurance and Investment Management was EUR 556 million, up 15.8% from the same quarter of 2009 (or 6.1% excluding currency effects), but 6.1% lower than the previous quarter (or 4.8% excluding currencies).
The investment margin improved to EUR 402 million, up from EUR 268 million in the fourth quarter of 2009 and EUR 383 million in the third quarter of 2010. The strong increase compared with the fourth quarter of 2009 was attributable to reinvestments into fixed income securities in the Netherlands and the US and accretion of previously impaired securities. The increase in the investment margin compared with the third quarter of 2010 was primarily driven by the US and Asia/Pacific. The four-quarter rolling average investment spread improved to 93 basis points from 87 basis points in the third quarter of 2010 and 83 basis points in the fourth quarter of 2009. The investment spread for the stand-alone fourth quarter rose to 97 basis points from 75 basis points a year earlier.
Fees and premium-based revenues grew 15.2% from the same quarter of 2009 to EUR 1,270 million, driven mainly by higher fees in Asia/Pacific, ING Investment Management and Latin America. Investment Management fees rose on higher AuM, while in Asia/ Pacific fees were boosted by strong sales in Japan and Malaysia. In Latin America, positive pension fund performance lifted fee income, as did higher fees on fund deposits. Fees and premium-based revenues rose 3.9% versus the third quarter of 2010. This was mainly driven by strong individual life sales and higher fund values in the US, higher income in the US Closed Block VA and higher fees on AuM at ING Investment Management.
The technical margin was EUR 204 million, down 10.5% from the fourth quarter of 2009. This was largely due to a lower technical result in the US individual life segment, a one-time negative reserve development in the US Closed Block VA and lower surrender and mortality results in Japan. In addition, the fourth quarter of 2009 included EUR 23 million of releases of rider provisions in Poland and Hungary. The technical margin declined 5.6% from the third quarter of 2010.
Life Insurance and Investment Management administrative expenses rose 14.7% from the fourth quarter of 2009. The fourth quarter of 2009 included accrual adjustments related to deferral of incentive compensation particularly in Investment Management, the US and Asia/Pacific, and the release of a provision related to the closure of SPVA in Japan. Excluding the impact of the accrual adjustments as well as currency effects of EUR 52 million, expenses rose modestly by 0.5%. Compared with the third quarter of 2010, expenses rose 4.5% or 6.4% excluding currency effects.
The life operating result of Insurance Benelux increased more than sevenfold from the fourth quarter of 2009 to EUR 122 million. This was attributable to a higher technical margin, a rise in fee income, cost reductions, and a higher investment margin due to reinvestments. The technical margin rose mainly due to the increase in interest rates, which led to EUR 22 million of lower guarantee provisions, and the release of a provision related to the discontinuation of pension contracts which contributed EUR 11 million. Fees and premium-based revenues also increased as the result of changes in the product mix and higher fund values. Compared with the third quarter of 2010, the life operating result was up 4.3%, mainly due to a higher technical margin.
Insurance Central and Rest of Europe’s life operating result was EUR 63 million, down 43.8% from the fourth quarter of 2009. The decline in results was mainly attributable to lower fees and premium-based revenues and higher costs, including the EUR 8 million financial institutions tax in Hungary. Additionally, the fourth quarter of 2009 included the release of product rider provisions in Poland and Hungary totalling EUR 23 million, which was recorded in the technical margin. Compared with the third quarter of 2010, the life operating result was 16.0% lower. A lower technical margin and higher expenses were the main reasons for this decrease.
The life operating result of Insurance US, excluding the US Closed Block VA business, rose to EUR 171 million, 40.2% higher than the fourth quarter of 2009 as market conditions improved. The increase was attributable to higher investment margins and fee income, which more than mitigated a decline in the technical margin. The increase in the investment margin was primarily driven by lower interest rate swap expense, reinvestments into fixed income securities, accretion of income on previously impaired securities due to improved market values and higher prepayment fees. Life operating results were 17.1% higher than in the third quarter of 2010 as both the investment margin and fee income increased.

As of the fourth quarter of 2010, the US Closed Block VA business is reported separately from the rest of the Insurance US business. The operating result for the US Closed Block VA in the fourth quarter was EUR 1 million compared with EUR 6 million in the fourth quarter of 2009 and EUR 21 million in the third quarter of 2010. The decrease from the fourth quarter of 2009 was primarily caused by a lower technical margin, which reflects a one-time negative reserve development recorded in the fourth quarter of 2010 as well as lower fees and premium-based revenues. These factors were partially compensated by a higher investment margin and lower administrative expenses and DAC amortisation. The decline versus the third quarter was mainly due to a lower technical margin and higher DAC amortisation.
The life operating result for Latin America was EUR 46 million, up 21.1% (or 4.5% at constant currencies) from the fourth quarter of 2009 as fee income grew from higher sales and client balances. Fee income rose on pension fund performance in Mexico, while fees on fund deposits in other Latin American countries increased, consistent with economic growth and wage inflation. The life operating result fell 29.2% compared with the third quarter of 2010, mainly due to higher expenses, of which the majority related to the roll-out of new wealth management products throughout the region in the fourth quarter of 2010. Additionally, the third quarter of 2010 included the positive impact of a change in revenue recognition of fee income.
Insurance Asia/Pacific’s life operating result was EUR 109 million, which was flat versus the same period of 2009, but down 16.2% excluding currency effects. This was attributable to a decline in the technical margin and higher life expenses, partly offset by an increase in the investment margin and fees and premium-based revenues. The increase in life expenses was primarily due to accrual adjustments related to deferral of incentive compensation and the release of a provision related to the closure of SPVA in Japan, both recorded in the fourth quarter of 2009, and currency impacts. Excluding the impact of the accrual adjustments and currency effects, the life operating result was 12.0% lower. Compared with the third quarter of 2010 the life operating result was down 13.5%, mainly due to declines in fees and premium-based revenues and the technical margin.
ING Investment Management’s operating profit declined 41.6%, or 44.4% excluding currency effects, to EUR 45 million from EUR 77 million in the fourth quarter of 2009. Although fees were up strongly, the increase was outstripped by a 53.5% rise in administrative expenses, which was mainly caused by accrual adjustments related to deferral of incentive compensation in the fourth quarter of 2009, the introduction of the fixed service fee and currency effects. Compared with the third quarter of 2010, Investment Management’s operating result rose 4.7%.
The non-life operating result of ING Insurance was EUR 69 million, which was relatively unchanged compared with EUR 68 million in the same quarter of 2009. However, non-life results were EUR 19 million higher than the third quarter of 2010 due to strong fourth-quarter results in the Benelux driven by lower expenses.
The Corporate Line operating result was EUR -188 million compared with EUR -244 million in the fourth quarter of 2009. The improvement was primarily due to lower interest paid on hybrids resulting from the transfer of hybrid capital from ING Insurance to ING Bank in the fourth quarter of 2009, as well as the conversion of a EUR 1 billion hybrid from fixed to floating rate interest payments in April 2010. The operating loss in the third quarter of 2010 was EUR -169 million.
ING Insurance posted a quarterly underlying result before tax of EUR -690 million compared to EUR -43 million in the same quarter of 2009 and a profit of EUR 18 million in the third quarter of 2010. The loss in the current period reflects a EUR 975 million DAC write-down in Insurance US. As previously indicated, this write-down relates to the reporting of the US Closed Block VA business as a separate business line.
Gains/losses and impairments on investments diminished significantly to EUR -36 million from EUR -177 million in the fourth quarter of 2009 and EUR -126 million in the third quarter.
Market and other impacts worsened to EUR -1,096 million in the fourth quarter and consisted primarily of the DAC write-down related to the US Closed Block VA. Market and other impacts totalled EUR -157 million in the same quarter of 2009 and EUR -603 million in the third quarter of 2010. These figures included the impact of policyholder behaviour assumption changes in Japan and the US of EUR -343 million in the fourth quarter of 2009 and EUR -356 million in the third quarter of 2010.
The fourth-quarter net result for Insurance was EUR -576 million and includes a EUR 16 million gain on divestments and EUR -75 million of special items. Included within special items were EUR 26 million of after-tax separation expenses.
Insurance sales (APE) rose 7.0% from the fourth quarter of 2009 and increased 3.1% compared with the third quarter of 2010, excluding currency effects. The improvement in sales compared with the fourth quarter of 2009 was due to the US, Asia/Pacific and Latin America. In the US (excluding the US Closed Block VA), new sales increased driven by higher sales of stable value retirement plans, Universal Life products and term products. APE growth in Asia/Pacific was driven by the strong performance of ING’s bancassurance partners in Malaysia, Thailand, Korea and China and continued sales strength in Japan, including the launch of a new COLI Increasing Term product. The APE increase in Latin America was mainly related to higher sales of mandatory pension products in Mexico. The inclusion of tax-favoured voluntary pension sales in Colombia and mutual fund sales in Chile also contributed to the increase.

Net profit
ING Group’s net profit for the full-year 2010 was EUR 3,220 million compared to a net loss in 2009 of EUR 935 million. The fourth-quarter 2010 net profit was EUR 433 million, versus a loss of EUR 712 million in the same quarter of last year and a profit of EUR 371 million in the third quarter of 2010.
Divestments and special items recorded in the fourth quarter of 2010 totalled EUR -211 million after tax and related primarily to various restructuring programmes and separation costs. After-tax separation costs were EUR 46 million in the fourth quarter and totalled EUR 85 million for the full-year, in line with projected estimates.
NET RESULT (in EUR million)
The underlying effective tax rate was 14.5% in the fourth quarter, mainly caused by tax-exempt results in the Bank and by the taxation of the US Insurance loss against the high US rate. The underlying effective tax rate was 25.3% for the full-year 2010.
The net profit per share was EUR 0.11 in the fourth quarter compared to a loss of EUR 0.33 in the fourth quarter of 2009 and a profit of EUR 0.10 in the third quarter of 2010. The average number of shares used to calculate earnings per share over the quarter was 3,781 million.
Return on equity
The full-year 2010 underlying net return on equity for ING Group was 9.7% compared with 4.2% for the full-year 2009. The underlying return on equity for the Bank increased to 13.1% for the full-year 2010 from 4.3% in 2009. The underlying return on equity for Insurance was -1.8% for the full-year 2010 compared with -0.9% in 2009.
RETURN ON EQUITY (year-to-date)
BALANCE SHEET
ING Group’s balance sheet decreased by EUR 14 billion to EUR 1,247 billion in the fourth quarter of 2010. This was mainly due to lower trading assets and reduced amounts due from banks, which were partially offset by positive currency effects.
At ING Bank, ‘Financial assets at fair value through P&L’ declined by EUR 19 billion due to lower trading and non-trading derivatives mainly due to lower market valuations following increased long-term interest rates. ‘Loans and advances to customers’ rose by EUR 8 billion to EUR 613 billion, driven by currency effects and lending growth, particularly in residential mortgages.
ING was a net receiver of deposits on the interbank market, with the net amount up by EUR 1 billion, as market participants continue to deposit short-term money at ING Bank. ‘Customer deposits’ rose by EUR 9 billion to EUR 511 billion. Individual savings accounts grew by EUR 4 billion, or EUR 2 billion at constant currencies. Corporate deposits rose by EUR 5 billion.
At Insurance, ‘investments for risk of policyholders’ increased by EUR 6 billion from currency effects and positive market appreciation. ‘Deferred acquisition costs’ (DAC) declined by EUR 0.3 billion, or EUR 0.6 billion excluding currency effects. ‘Insurance and investment contracts’ rose by EUR 6 billion to EUR 271 billion at year-end, primarily due to currency effects.
Group shareholders’ equity declined by EUR 0.9 billion to EUR 41.6 billion (or EUR 10.99 per share) at the end of December. This was caused by a negative change in revaluation reserves, mainly due to higher interest rates, which was partly offset by positive exchange rate differences and the fourth-quarter net result.
CAPITAL MANAGEMENT
ING’s capital position remained strong, supported by EUR 5.9 billion of core Tier 1 capital generation from the Bank in 2010. This was mainly driven by EUR 4.4 billion of net profit and a reduction in risk-weighted assets adjusted for currency movements of EUR 20 billion.
The Bank’s core Tier 1 ratio increased to 9.6% from 9.0% at the end of the third quarter. Available core Tier 1 capital increased by EUR 0.8 billion, driven by EUR 1.0 billion of retained earnings, which were partly offset by a dividend upstream of EUR 0.2 billion related to the sale of the equity stake in Fubon Financial Holding.
The Insurance Groups Directive (IGD) ratio for Insurance decreased to 255% at year-end from 261% at the end of September 2010. This decrease was mainly due to the impact of higher interest rates on available capital. During the quarter, ING Group converted EUR 1.5 billion of hybrids into equity in ING Insurance. The reduction of hybrids will reduce interest costs reflected in the Corporate Line Insurance. In addition, from 2011 onwards, the Group will discontinue allocating ING Group core debt expenses to ING Insurance as it prepares for the separation of the Insurance company. The preparations for a legal entity restructuring, in line with the base case of two Insurance IPOs, are expected to be finalised in the first half of 2011.
The Group debt/equity ratio rose to 13.3% from 11.7% at the end of the third quarter, reflecting the EUR 1.5 billion debt for equity conversion, which increased core debt to EUR 8.5 billion from EUR 7.1 billion at the end of September 2010. The Group’s adjusted equity increased by EUR 1.5 billion due to the quarterly net result, positive equity revaluations and favourable currency effects. The Financial Conglomerates Directive (FiCo) ratio for ING Group decreased to 162% from 165% at the end of September 2010.
ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repurchase the remaining outstanding core Tier 1 securities, the Executive Board will not propose to pay a dividend over 2010 at the Annual General Meeting.
ING relies upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing is significantly influenced by our credit ratings. Credit ratings are also important when ING is competing in certain markets. In the fourth quarter of 2010, the credit ratings of ING Insurance were affirmed by S&P (A-) and Moody’s (Baa1). There were no rating changes or significant rating developments for ING Group or ING Bank in the fourth quarter.
CHANGES 4Q2010 AND 1Q2011
ING announced in November 2010 that it would implement a number of key changes with regard to the US Closed Block Variable Annuity (‘VA’) business to increase transparency, improve reserve adequacy, reduce earnings volatility and bring accounting and hedging more into line with US peers as the company prepares for a potential US-focused IPO.
In relation to these objectives, effective 1 October 2010, ING began reporting the US Closed Block VA business as a separate business line. Comparatives have been adjusted for ease of comparability and performance evaluation. Under ING’s existing accounting policies, this separation triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new Closed Block VA business line to the 50% level as of 1 October 2010. This charge, which was previously indicated in November 2010, is reflected in the fourth quarter results as a DAC write-down of EUR 975 million before tax (EUR 634 million after tax).
ING moved towards fair-value accounting on reserves for Guaranteed Minimum Withdrawal Benefits for life (‘GMWB’) as of 1 January 2011 in order to better reflect the economic value of underlying benefits and to more closely align its accounting practice with its US peers. In connection with this, ING substantially increased the interest rate hedging position on the US Closed Block VA book. These additional hedges are not expected to cause significant earnings volatility, as the results from hedging derivatives will largely be mirrored in interest related value changes of the guarantees as recorded in the financial statements from the first quarter of 2011 onwards.
Note that the move towards fair value accounting for GMWB represents a change in accounting policy under IFRS-EU. The impact on IFRS-EU shareholders’ equity as of 1 January 2011, including associated DAC and tax impacts, was EUR -0.7 billion. This figure is significantly lower than the EUR -1 to -1.3 billion estimate provided in November 2010, mainly due to the strong performance of equity markets and rising interest rates in the US during the fourth quarter.
The results of the comparative periods will be restated to reflect the change in accounting policy and will be posted on www.ing.com as of 1 April 2011. The estimated after-tax impact on full-year earnings is EUR -0.4 billion for 2010 and EUR -0.1 billion for 2009. These impacts reflect the retroactive accounting change for the GMWB, but do not reflect additional hedging of interest rate risk.
As a result of the changes described above and the beneficial market developments during the fourth quarter, as of 1 January 2011 the US Closed Block VA business reserves are adequate with a significant buffer above the 50% level.

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT
ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009

Gross premium income	6,335	6,664			6,335	6,664
Interest result Banking operations	3,504	3,093	3,514	3,148
Commission income	1,181	1,110	669	654	512	456
Total investment & other income	1,339	509	240	-456	1,202	993

Total underlying income	12,359	11,376	4,424	3,346	8,048	8,113

Underwriting expenditure	7,218	6,935			7,218	6,935
Staff expenses	1,974	1,647	1,440	1,153	534	494
Other expenses	1,512	1,520	986	1,077	526	443
Intangibles amortisation and impairments	104	264	104	264

Operating expenses	3,590	3,431	2,530	2,494	1,059	937
Interest expenses Insurance operations	327	182			440	265
Addition to loan loss provisions	415	689	415	689
Other	21	18			21	18

Total underlying expenditure	11,570	11,255	2,945	3,183	8,738	8,155

Underlying result before tax	789	120	1,479	163	-690	-43

Taxation	113	17	307	-57	-194	74
Minority interests	31	13	16	4	15	9

Underlying net result	644	90	1,156	216	-512	-126

Net gains/losses on divestments	16	273			16	273
Net result from divested units	2	-19	7	-15	-5	-4
Special items after tax	-229	-1,055	-154	-923	-75	-132

Net result	433	-712	1,009	-722	-576	11

[1]	Including intercompany eliminations

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated balance sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/Eliminations
in EUR million	31 Dec. 2010	30 Sep. 2010	31 Dec. 2010	30 Sep. 2010	31 Dec. 2010	30 Sep. 2010	31 Dec. 2010	30 Sep. 2010

Assets
Cash and balances with central banks	13,072	13,342	9,519	9,820	8,646	9,045	-5,093	-5,524
Amounts due from banks	51,828	59,108	51,828	59,108
Financial assets at fair value through profit and loss	263,894	277,592	137,126	156,199	128,503	123,514	-1,735	-2,120
Investments	234,240	232,720	110,893	108,646	123,347	124,075
Loans and advances to customers	613,204	605,580	587,449	579,393	31,020	34,211	-5,266	-8,024
Reinsurance contracts	5,789	5,759			5,789	5,759
Investments in associates	3,925	3,762	1,494	1,437	2,428	2,499	3	-175
Real estate investments	1,900	2,041	562	707	1,063	1,060	275	274
Property and equipment	6,132	6,115	5,615	5,604	517	511
Intangible assets	5,372	5,203	2,265	2,349	3,256	3,002	-149	-149
Deferred acquisition costs	10,604	10,867			10,604	10,867
Assets held for sale	681	1,879	300	1,613	381	266
Other assets	36,469	36,731	26,023	25,604	10,209	10,751	236	376

Total assets	1,247,110	1,260,698	933,073	950,478	325,764	325,560	-11,728	-15,341

Equity
Shareholders’ equity	41,555	42,476	34,451	33,845	20,811	21,003	-13,707	-12,372
Minority interests	729	997	617	1,085	112	94		-182
Non-voting equity securities (“Core Tier-1 securities”)	5,000	5,000					5,000	5,000

Total equity	47,284	48,472	35,069	34,930	20,922	21,097	-8,707	-7,555

Liabilities
Subordinated loans	10,645	10,635	21,021	21,575	4,407	5,869	-14,784	-16,810
Debt securities in issue	135,604	130,955	125,066	120,403	3,967	3,921	6,571	6,631
Other borrowed funds	22,291	26,530			8,588	11,138	13,703	15,392
Insurance and investment contracts	270,582	264,859			270,582	264,859
Amounts due to banks	72,852	78,869	72,852	78,869
Customer deposits and other funds on deposits	511,362	502,496	519,304	514,517			-7,943	-12,021
Financial liabilities at fair value through profit and loss	138,538	157,356	136,581	155,391	3,677	4,139	-1,720	-2,174
Liabilities held for sale	424	1,224	145	1,009	279	215
Other liabilities	37,527	39,300	23,035	23,784	13,342	14,321	1,150	1,196

Total liabilities	1,199,826	1,212,226	898,004	915,549	304,842	304,463	-3,114	-7,786

Total equity and liabilities	1,247,110	1,260,698	933,073	950,478	325,764	325,560	-11,728	-15,341

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia

in EUR million	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009

Interest result	2,603	2,271	983	881	418	388	984	798	179	170	40	34
Commission income	307	337	114	135	84	80	33	39	62	73	15	11
Investment income	-10	-344	0	0	11	8	-22	-353	-1	1	2	0
Other income	26	-9	27	18	-10	22	9	-45	-4	-12	4	8

Total underlying income	2,926	2,256	1,123	1,035	503	499	1,004	440	235	231	61	52

Staff and other expenses	1,739	1,554	634	590	371	341	499	415	189	176	47	32
Intangibles amortisation and impairments	38	-4	24	0	0	-6	13	3	0	-1	0	0

Operating expenses	1,777	1,550	658	590	371	335	512	417	189	175	47	32

Gross result	1,149	706	465	445	132	163	492	22	46	56	14	20

Addition to loan loss provision	343	472	161	169	41	67	129	200	7	21	4	15

Underlying result before tax	806	234	304	276	91	97	363	-177	39	34	10	5

Client balances (in EUR billion)
Residential Mortgages	313.0	283.4	138.2	132.7	25.9	23.0	144.6	124.2	3.6	2.9	0.7	0.5
Other Lending	86.7	86.7	42.3	43.4	27.2	26.7	3.5	3.1	10.6	8.8	3.0	4.6
Funds Entrusted	432.1	413.2	103.7	103.3	68.3	69.4	238.1	217.1	18.6	17.6	3.5	5.8
AUM/Mutual Funds	58.4	68.4	16.7	16.5	27.9	33.6	11.4	9.3	2.1	1.1	0.4	7.9

Profitability and efficiency[1]
Cost/income ratio	60.7%	68.7%	58.6%	57.0%	73.7%	67.2%	51.0%	94.9%	80.4%	75.9%	77.0%	62.2%
Return on Equity[2]	17.8%	7.7%	22.1%	21.0%	25.2%	40.7%	17.9%	-8.8%	6.6%	3.7%	5.6%	1.8%

Risk[1]
Risk costs in bp of average RWA	76	113	123	136	85	144	68	115	12	41	17	67
Risk-weighted assets (end of period)	176,068	166,863	49,592	49,355	19,141	18,547	74,233	69,326	23,174	20,797	9,928	8,838

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Commercial Banking: Consolidated profit and loss account

	Total Commercial				Structured		Leasing &		Financial		Other		Total Commercial
	Banking		GL & PCM		Finance		Factoring		Markets		products		Banking excl. RE		ING Real Estate

in EUR million	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009

Interest result	950	885	225	231	290	236	49	43	272	254	1	-7	836	757	114	127
Commission income	365	319	56	64	137	78	12	10	-3	-12	65	91	266	230	99	89
Investment income	-24	-47	9	16	3	-4	0	0	-6	-7	-1	-7	4	-2	-28	-45
Other income	130	-77	8	6	-28	-34	65	60	17	-32	-3	-13	59	-13	72	-65

Total underlying income	1,422	1,079	297	317	402	276	125	113	279	204	62	63	1,165	973	256	107

Staff and other expenses	677	497	150	132	90	54	58	50	225	117	49	38	571	391	106	106
Intangibles amortisation and impairments	58	256	0	0	0	0	0	0	0	0	2	0	2	1	56	256

Operating expenses	735	753	150	132	90	54	58	50	225	117	51	38	574	391	161	362

Gross result	686	326	147	185	312	223	67	62	54	87	11	25	592	582	95	-255

Addition to loan loss provision	72	217	23	49	5	114	30	35	-1	-1	0	0	58	198	15	20

Underlying result before tax	614	109	124	135	307	108	37	27	55	88	11	25	534	384	80	-275

Client balances (in EUR billion)
Residential Mortgages
Other Lending	140.4	133.3	35.9	35.9	50.0	43.0	16.7	16.3	3.2	3.6	0.3	0.2	106.1	99.0	34.3	34.3
Funds Entrusted	71.7	58.9	38.0	32.6	3.2	2.0	0.1	0.1	29.8	23.8	0.6	0.4	71.7	58.9
AUM/Mutual Funds	66.2	64.4													66.2	64.4

Profitability and efficiency[1]
Underlying cost/income ratio	51.7%	69.8%	50.4%	41.7%	22.4%	19.4%	46.4%	44.6%	80.6%	57.4%	82.3%	60.6%	49.2%	40.2%	63.0%	339.7%
Return on Equity[2]	18.8%	3.8%	12.6%	12.4%	33.0%	11.6%	16.0%	9.2%	15.8%	18.0%	-11.1%	35.4%	19.0%	13.9%	16.6%	-69.6%

Risk[1]
Risk costs in bp of average RWA	20	54	22	38	5	107	149	149	-1	-1	1	-3	18	56	40	40
Risk-weighted assets (end of period)	142,439	158,845	41,216	49,772	41,174	45,006	8,075	9,141	31,319	32,003	5,479	4,084	127,264	140,006	15,174	18,839

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES
Insurance: Margin analysis and Key figures

					Central &				US
	ING Insurance		Benelux		Rest of Europe		United States		Closed Block VA		Latin America		Asia/Pacific		ING IM		Corporate line
In EUR million	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009	4Q2010	4Q2009

Investment margin	402	268	99	79	21	18	229	134	12	7	19	18	22	7	-1	5	1	-0
Fees and premium-based revenues	1,270	1,102	141	128	130	139	272	234	43	57	111	81	327	263	245	199	0	0
Technical margin	204	228	93	54	36	56	47	68	-14	6	5	3	37	41	—	—	—	—
Income non-modelled life business	37	47	10	4	2	7	-0	-0	-0	-0	0	0	25	32	-0	3	-145	-198

Life & ING IM operating income	1,912	1,645	342	265	189	220	548	437	41	70	136	102	412	345	244	207	-145	-198

Administrative expenses	843	735	154	185	74	67	214	189	17	23	66	49	118	94	198	129	32	37
DAC amortisation and trail commissions	513	430	66	64	52	41	162	127	23	40	24	15	185	142	1	1	15	10

Life & ING IM expenses	1,356	1,165	220	249	126	107	377	315	41	64	90	64	302	236	199	129	48	48

Life & ING IM operating result	556	480	122	16	63	112	171	122	1	6	46	38	109	109	45	77	-193	-246

Non-life operating result	69	68	44	51	4	3	—	—	—	—	19	13	1	0	—	1	5	2
Corporate Line operating result	-188	-244

Operating result	438	303	166	67	67	115	171	122	1	6	65	51	110	109	45	77	-188	-244

Gains/losses and impairments	-36	-177	65	-11	-5	-35	-102	-172	4	26	6	-0	11	4	1	9	-15	2
Revaluations	4	-12	45	-13	—	—	-3	55	-67	-25	10	8	-9	-1	3	-8	26	-28
Market & other impacts	-1,096	-157	-150	81	-10	—	-2	-1	-1,012	-85	—	—	11	5	—	—	67	-157

Underlying result before tax	-690	-43	126	124	52	80	64	3	-1,075	-78	80	59	123	117	49	79	-110	-428

Life Insurance — New business figures
Single premiums	3,910	3,140	513	780	243	181	2,317	1,453	82	301	656	323	100	102	—	—	—	—
Annual premiums	809	717	34	118	70	79	265	235	—	—	134	76	306	209	—	—	—	—
New sales (APE)	1,200	1,031	85	196	94	97	497	380	8	30	199	109	316	220	—	—	—	—

Key figures
Gross premium income	6,335	6,664	1,201	1,650	585	552	2,801	2,754	111	328	47	31	1,582	1,340	—	—	7	10
Adm. expenses / operating income (Life & ING IM)	44.1%	44.7%	45.0%	69.8%	39.2%	30.5%	39.1%	43.2%	41.5%	32.9%	48.5%	48.0%	28.6%	27.2%	81.1%	62.3%	-22.1%	-18.7%
Life general account assets (end of period, in EUR billion)	165	143	61	55	8	8	63	55	6	5	2	2	23	17	1	0	—	—
Investment margin / Life general account asset (in bps)[1]	93	83	77	67	99	102	134	113	-20	49	294	165	26	6	48	279
Provision for life insurance & investm. contracts for risk policyholder (end of period)	120,947	105,080	22,855	21,037	3,783	3,318	36,294	29,982	35,152	31,702	139	97	22,725	18,945	—	—	—	—
Net production client balances (in EUR billion)	3.3	-1.5	-0.9	-0.3	0.5	0.6	-1.1	-0.8	-0.7	-0.2	0.6	0.5	0.2	0.2	4.5	-1.4	—	—
Client balances (end of period, in EUR billion)	453.8	408.3	69.9	68.2	28.6	24.4	97.1	87.1	35.9	32.4	49.8	36.2	44.2	35.6	128.3	124.4	—	—
Administrative expenses (total)	967	866	243	281	76	68	214	189	17	23	66	49	119	95	198	125	33.6	37.9

[1]	Four-quarters rolling average

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: media.relations@ing.com
Investor conference call, media conference and webcast
Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 16 February 2011 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9724 (US) and via live audio webcast at www.ing.com.
A press conference will be held on 16 February 2011 at 11:00 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam. Journalists can also join in listen-only mode at +31 20 794 8500 (NL) or +44 207 190 1537 (UK) and via live audio webcast at www.ing.com.
Additional information is available in the following documents published at www.ing.com:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation
DISCLAIMER
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this document, the same accounting principles are applied as in the 2009 ING Group Annual Accounts. The Financial statements for 2010 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (15) ING’s ability to achieve projected operational synergies, and (16) the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for the US Closed Block VA business line. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: February 16, 2011